R2 Technology, Inc.
1195 West Fremont Avenue
Sunnyvale, California 94087

January 15, 2003

Via Electronic Submission

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	R2 Technology, Inc. Form S-1 Registration Statement SEC File Number: 333-76084

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, we respectfully request that the Registration Statement of R2 Technology, Inc. (the “Company”) on Form S-1, File Number 333-76084, together with all exhibits (the “Registration Statement”), be withdrawn. The Registration Statement was initially filed on December 28, 2001.

This withdrawal request is made because the Company has determined not to pursue its initial public offering at this time because of current market conditions. The Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Please forward a copy of the Order Withdrawing Registration Statement to the undersigned via facsimile at (408) 481-5601. If you have any questions regarding this application, do not hesitate to contact the Company’s legal counsel, Alan Mendelson, of Latham & Watkins at (650) 328-4600. Thank you for your assistance.

Very truly yours,

/s/    MICHAEL S. KLEIN

Michael S. Klein
President and Chief Executive Officer